UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genta, Inc.

File No. 000-19635 - CF# 22104

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Genta, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on May 08, 2008.

Based on representations by Genta, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   March 07, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel